Filed by Bleichroeder Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bleichroeder Acquisition Corp. III

Transcript of Investor Webcast

Hello,

and thank you for joining us.

On behalf of Ursa Major

and Inflection Point Asset Management,

I want to welcome you to this webinar

as we discuss the business combination agreement announced between Ursa Major and Inflection Point Mach 10 today.

Joining me are

Chris Bagnoletti,

Chief Executive Officer of URISA Major,

and Mike Blitzer,

Chairman and CEO of Inflection Point.

Before we begin,

I’ll cover a few,

few housekeeping items.

This webinar is pre-recorded

and may be accessed

along with the accompanying

investor presentation on the investors page of Ursa Mature’s website.

I’d also like to direct your attention

to our forward looking statements disclosure.

This presentation contains forward-looking statements

within the meaning of the Federal scarries law,

including statements regarding the proposed business combination,

the anticipated benefits of the transaction,

and Ursa Major’s future business plans,

growth,

and financial performance.

These statements are based on current expectations and

assumptions and are subject to risks and uncertainties

that could cause actual results to differ materially

from those expressed or implied.

We encourage you to review the risk factors

and other cautionary language included in this presentation.

The joint press release issued today

and in the filings that will be made

with the SEC in connection with this transaction,

including the proxy statements

and prospectus.

Ursa Major and inflection Point Asset Management undertake no obligation to update these statements except as required by law.

This presentation is not an offer to sell or solicitation

of any offer

to buy any securities,

nor shall there be any sale of securities in any jurisdiction where such offer or sale would be unlawful.

Additional information regarding the participants in the solicitation and the description of their direct and indirect interests

will be included in the proxy statement and prospectus

when it becomes available.

With that,

I’ll turn it over to Mike Blitzer and Chris Bagnoletti to kick us off.

Thanks,

Kevin.

I’m extremely excited to announce

that Ursa Major will become a publicly listed company

by combining with inflection Point Mach 10.

NASDAQ ticker IPX X.

We expect the transaction to be completed in the 1st quarter of 2027.

This partnership continues inflection Point’s long track record of success within aerospace and defense

and growing strategically important assets in the public market.

With the investment resulting from this transaction,

the team at Ursa Major is scaling a critical munitions company and transitioning its technology from development to full rate production.

This will establish Ursa Major as the new entrant of choice in critical munitions at a time when the demand for these systems is surging.

Person Major was founded in 2015

to bring innovative propulsion systems

originally pioneered in the new space economy

to the broader aerospace ecosystem.

Today

Ursa Major addresses key innovation needs

in hypersonics,

flexible,

flexible production

of critical munitions through its links manufacturing system.

And satellite mobility through its chemical propulsion solutions.

Ursa Major brings solutions to these growing markets

with urgent needs highlighted across all levels of government and by both political parties.

Defense and deterrence are bipartisan issues,

and global security relies on the United States establishing advanced systems that can be fielded at scale.

Ursa Major is leveraging its innovation,

track record of performance,

and fresh capital from this transaction to meet this challenge.

I will now turn it over to Chris

to discuss his vision for Ursa Major and the opportunities ahead.

Before I discuss Ursa Major,

I’d like to share a bit of my background.

I joined Ursa Major 4 years ago

and served in a variety of leadership roles,

most recently as president of Liquid Systems before stepping into the CEO role in February of this year.

Prior to Ursa Major,

I served as president of US Cargo Systems,

the Transd Aerospace Company.

I bring more than 3 decades of

aerospace and defense leadership experience spanning engineering,

operations,

manufacturing,

and business development.

Throughout my career,

I’ve led organizations responsible for

developing and delivering mission critical systems

for military and commercial aircraft

with a consistent focus on operational performance,

customer success,

and business growth.

When I joined Ursa Major,

it became clear that our solutions,

specifically how they were designed

for manufacturability and scale from the outset,

created a unique opportunity to build

America’s next great critical munitions company.

Urson Major has over 11 years of heritage and propulsion excellence.

We tackled the hard problems first,

and in 2024

saw those investments begin to translate into successful customer flights.

As Mike highlighted,

the United States currently faces

a dearth of cost-effective hypersonic programs of record

capable of deterring near peer adversaries.

Alongside an unprecedented shortage of critical munitions,

Ursa Major sits directly at the crosshairs of these two challenges,

offering customers production-ready solutions

for these urgent needs.

OK,

so let’s,

let’s take a look at the transaction.

Today,

Ursa Major takes a major step forward in realizing its strategic vision by entering into a business combination agreement

with the entity to be renamed Inflection Point Mach 10,

NASDAQ ticker IPXX.

Enabling Ursa Major to become a publicly traded company.

Through this transaction,

we are accelerating the production of critical munitions

and continuing the development of our Havoc missile system,

our long-range hypersonic strike system,

all while gaining access to the public capital markets.

This provides us with the liquidity of

the scale directly into rising defense demand.

We are proud to work with Mike Blitzer and the team at Inflection Point.

Their deep aerospace and defense

experience combined with Ursa Major’s technical

excellence and operational leadership creates an

extraordinary team for this industry.

So looking at the market opportunity,

there are 3 primary market challenges Ursa

Major addresses through its core product portfolio.

First,

the hypersonic gap.

Near peer adversaries have deployed an arsenal of over 600 hypersonic weapons,

while legacy US hypersonics remains undelivered or outdated.

2,

the depletion of critical munitions.

Ongoing global conflicts are rapidly depleting stockpile reserves,

and traditional defense infrastructure is

struggling to replenish legacy missiles.

And the third is outdated manufacturing.

Adversaries have adopted modern surge capable manufacturing methods,

whereas the US industrial base has largely lagged behind.

In response to these critical

challenges,

the US government has requested a surge in missile and munitions procurement.

Through our Havoc missile system

and links,

our proprietary approach to solid rocket motor manufacturing,

we are answering that call.

So,

I want to give a little bit more detail on our product portfolio.

OK,

to share more detail on the Havoc missile system,

this is our flight-proven low-cost,

scalable,

hypersonic all-up round

designed to accelerate deployment and address the

US shortfall in fielded hypersonic weapons.

Havoc Havoc is designed to outmaneuver,

evade,

and overwhelm adversaries by using its ability to deep throttle,

pulse.

Vector change

and operate both inside and outside the atmosphere.

We believe Havoc can set the US capabilities 10 years ahead

of near peer adversaries

driven by its tactical storable liquid rocket upper stage engine codenamed Draper.

Within our portfolio,

Havoc offers the United States an innovative new approach

to long-range survivable hypersonic strike.

Our storable tactical liquid rocket engine powers the upper stage of havoc and offers unparalleled ability to deep throttle,

change trajectory,

operate in and outside of the atmosphere,

all at the cost point that make this system

relevant for deterrence.

It can go fast,

it can go slow,

it could fly a long way or hit a nearby target,

or change direction entirely.

Also,

given its thermal management system,

having avoids some of the most costly exotic

components and thermal protection systems that have plagued

other hypersonic solutions.

Finally,

due to its engine that uses significant additive parts

and ability to be manufactured inertly,

it creates a platform that can scale seamlessly

while primarily using only commodity inputs.

This performance,

ability to cost down,

and then produce ability

makes havoc a great solution for the US

needs and long range deterrence at scale,

all while meeting a price point that makes this weapon fieldable.

At the same time,

our solid rocket motor Group has established the Lynx adaptable production line to deliver flexible,

rapid replenishment,

extended range applications.

Our core innovation centers around inert manufacturing,

where we build the motor from the inside out

using additive and other inert manufacturing innovations.

This,

combined with DCMA compliant Ener energetics automation

allows for the same production line to manufacture motors ranging from 2 to 22 inches in diameter.

This delivers unprecedented flexibility and surge capacity

to meet warfighter demands.

So looking now at our company history and path forward to growth.

These products are backed by years of

tackling the hardest challenges in aerospace,

rigorous testing,

iteration,

and building infrastructure for cutting edge systems.

There are no shortcuts

for these hard-learned lessons,

and Ursa Major has spent

the last decade

building a defensible competitive moat

to leverage against.

We achieved our first hypersonic flight in 2024,

flying our cryogenic Hadley engine with strata launch.

Since then,

we’ve experienced rapid demand growth

and achieved major technical milestones,

including our first solid rocket motor flight.

Improving Hadley’s reusability

and successfully completing our 22,

our 1st 2 flights of the Havoc missile system

in partnership with the US Air Force.

So finally,

looking at the commercial opportunity,

this technical momentum has driven rapid revenue expansion.

2024 revenue came in at $18.5 million.

2025 revenue came in at $45 million

and we expect revenue in 2026

at $100 million.

Our growth to date has been funded by

government contracts with the US Navy and Air Force

along major defense primes

such as BAE Systems and RTX.

We are in the early innings of franchise programs like the Mark 104,

APKWS,

and we expect these to mature into long-standing programs of record,

shipping hundreds of units annually

for our larger systems and thousands

for our smaller systems.

So this feeds into a robust near-term pipeline of about $2.8 billion.

Key opportunities targeted over the coming quarters include

follow-on awards for our armed program to continue havoc flight testing.

New target applications

and the mock XL program.

Additionally,

we are pursuing undisclosed government solid rocket motor efforts,

further awards on March 104 and APKWS,

as well as low-cost containerized munition,

the LCCM program.

scalable rapid cruise missile system for which we produce the booster.

For 2027,

our revenue target is approximately $200 million

maintaining our 100% year over year growth trajectory.

This expansion is supported by our existing backlog,

follow-on opportunities,

and high probability near-term awards.

As these programs advance,

links and havoc will drive sticky recurring

revenue supported by deep proprietary IP.

So looking at scaling for production.

This transaction is a key enabler for

transitioning our contracts into full rate production.

We will deploy the proceeds directly into expanding production infrastructure across both our solid and liquid platforms.

For solids,

this means expansion of our facilities where we own nearly 500 acres across 6 sites.

We’ve been doing the hard work of permitting,

creating relationships with local governments,

and now are moving into roadwork and utilities.

This facility will scale to produce over 1 million pounds of energetics,

and the construction could be accelerated through

the deployment of capital in this round.

That level of production capacity could support all of

the franchise programs across the current solid’s efforts.

At the same time,

we are maturing our Havoc missile system production capabilities,

increasing print capacity,

machining,

assembly,

testing,

and all that’s required to produce at scale.

We currently produce around 8 havocs per year,

but with this capital infusion,

we can produce 500,

500 units per year,

fully supporting our planned efforts.

The customer’s need is real.

Our technology is flight proven,

and now with this transaction,

we can scale the opportunity and create

tremendous value for our shareholders and customers.

Thanks Chris.

Let’s transition to Q&A.

Having spoken with current and prospective investors over recent months,

we’ve selected a few key questions to help provide

deeper context on Ursa Major and this transaction.

To kick things off,

uh,

question here is

why is now the right time for us a major then to the public markets,

and why pursue

this via via a business combination with

the SA rather than the traditional listing.

Uh,

that’s a great question,

Kevin.

Thanks.

Uh,

we are pursuing this now for really 3 core reasons.

One is capital availability.

2 is transaction speed,

and 3,

is establishing,

establishing public

company transparency and operational maturity.

All 3 drivers stem directly from our end customer,

the US government.

The warfighter needs solutions today.

They require industry partners who can

invest aggressively in scalable production,

and they value the transparency and rigor required of a public company.

And the government is deploying significant funding

towards new entrants and defense innovation,

and Ursa Major is positioning itself to capture that opportunity.

And this this transaction also aligns with aligns us with an experienced partner in

inflection Point,

who brings a strong track record of navigating public market transitions with companies like Intuitive Machines,

USA Rare Earth,

Quantum Space,

and Mer Merlin Labs.

And finally,

Ursa Major is operational ready,

and we have 11 year operational foundation,

over 10 successful hypersonic missions,

operational customer flights on our solid rocket motors,

and projected revenue reaching $100 million this year.

Thank you,

Chris.

So next question,

uh,

what is your primary

or primary competitive advantage

and how durable is the most running your technology?

Thanks,

Kevin.

For Havoc,

our tactical storable liquid propulsion system

completely redefines hypersonic performance and economics,

delivering significant cost reductions compared to

traditional solid or air breathing architectures.

Our our defense partners urgently need to improve

the cost per effect ratio to maintain sustained,

cost-effective deterrence.

They must balance survivability and cost to ensure that we have a fieldable system that puts near peer targets at risk at scale.

And they can throttle.

They can pulse,

glide,

or do a rapid sprint at the end of its trajectory,

given its use of the high performing Draper Storel engine.

This allows the system to avoid the need

for costly thermal protection and exotic materials.

Also,

with Draper being largely 3D printed and

liquid systems being able to produce inertly,

the manufacturing and testing of such a system is far less complex.

We spent 10 years developing this technology,

levying our heritage with Hadley,

creating a sizable moat around the technology and infrastructure supporting it.

For a links manufacturing system,

the mode centers on rapid iteration speed and

simplified manufacturing that removes long lead time bottlenecks.

Our defense customers require rapid delivery.

Using using proven energetics and DCMA compliant

facilities,

we can rapidly scale production to meet customer timelines.

And as I highlighted before.

We can produce anything from 2 to 22 inches on our Lynx manufacturing cell,

creating that desired surge capable,

flexible manufacturing base

for not only today’s conflict,

but responsive

to tomorrow’s as well.

And we could build something as small as an APKWS and then as large as a Mark 104 all in the same test cell.

Additionally,

Linx has enabled us to go from a clean sheet design to a hot fire test in just 29 days,

taking immense time and expense out of the development cycle.

Like this intellectual property and operational know-how form a deep competitive moat around our business.

Thanks Chris.

And then last question,

how do you intend to execute this growth?

And what operational capabilities will unlock this scale moving forward?

Thanks,

Kevin.

For 11 years,

we have done the heavy lifting,

building foundational technology,

conducting rigorous testing,

and laying the groundwork for high-rate manufacturing.

What was missing historically was a dedicated capital required to scale our production facilities to match our backlog.

With the capital from this transaction,

we’re unlocking full rate manufacturing across our Gelton Solids plant and our Havoc and liquid engine assembly lines.

This completes our transition from propulsion development experts into high rate

prime ready supplier of critical munitions for the United States and its allies and deliver the capabilities our nation is counting on.

Thanks,

Chris.

This concludes today’s presentation.

Thank you again for joining us today.

A replay of this webinar,

along with the investor presentation

are available at Usaajor.com/investors,

and today’s press release is available at

Ursaajor.com/news.

For additional questions,

our investor relations team can be reached at investors@ Ursa Major.com,

and media inquiries can be directed to media@ Ursamajor.com.

Thank you again for your time

and your interest in Ursa Major.

We look forward to keeping you updated as this process moves forward.

Additional Information

In connection with the proposed business combination among Bleichroeder Acquisition Corp. III (which will be renamed “Inflection Point Mach X Bleichroeder Corp.” and which shall transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the closing of the Business Combination (as defined below)), a Cayman Islands exempted company (“Mach X”), Inflection Point Mach X Bleichroeder Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Mach X, and Ursa Major Technologies, Inc., a Delaware corporation (“Ursa Major”) (the “Business Combination”), Mach X intends to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Mach X in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Mach X and equityholders of Ursa Major in connection with the completion of the Business Combination. The Business Combination will be submitted to shareholders of Mach X for their consideration. After the Registration Statement is declared effective, Mach X will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Mach X will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Mach X as of a record date to be established for voting on the Business Combination. Shareholders of Mach X will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Participants in the Solicitation

Mach X and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Mach X’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Mach X is contained in the final prospectus for Mach X’s initial public offering, filed with the SEC on July 7, 2026, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ursa Major, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mach X’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Mach X following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the timing thereof, future opportunities for Mach X and Ursa Major, projected financial and operating results, the size of the missiles and munitions market; projected missile production; the competitive and regulatory landscape for Ursa Major’s products and services, and other statements that are not historical facts.

These statements are based on the current expectations of the management of Mach X and/or Ursa Major and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mach X and Ursa Major. These statements are subject to a number of risks and uncertainties regarding Ursa Major’s business and the Business Combination, and actual results may differ materially.

These risks and uncertainties include, but are not limited to: general economic, political and business conditions; changes in applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination may not be completed by Mach X’s initial business combination deadline; the number of redemption requests made by shareholders of Mach X in connection with the Business Combination, which may reduce the public float of, reduce the liquidity of the trading market of, and/or affect the ability to maintain the quotation, listing or trading of the securities of Mach X to be listed in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against Mach X, Ursa Major, the combined company or others following the announcement of the Business Combination; the risk that the approval of the shareholders of Mach X for the Business Combination is not obtained; the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the minimum cash or other conditions to closing; the failure to obtain the approval of Mach X’s shareholders of the issuance of the shares of common stock of Mach X, the Series A Preferred Stock and the Series A Investor Warrants issuable in connection with the Business Combination, as required by Nasdaq Listing Rule 5635; the failure to obtain the requisite approval of the stockholders of Ursa Major, whether by written consent or at a meeting of stockholders; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the possibility that Ursa Major or the combined company may be adversely affected by other economic, business and/or competitive factors; unsatisfactory performance of Ursa Major’s hypersonic systems, solid rocket motors and in-space mobility solutions, or security incidents at Ursa Major’s facilities; failure of the market for missiles and munitions to achieve the growth potential Ursa Major expects; any delayed flight tests, test failures, and significant increases in the costs related to manufacturing and testing of hypersonic systems and solid rocket motors; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Ursa Major’s operations; failure of Ursa Major’s products to operate in the expected manner or defects in its products or solutions; counterparty risks on contracts entered into with Ursa Major’s customers and failure of Ursa Major’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Ursa Major does business; the risk that the Business Combination disrupts current plans and operations of Ursa Major as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Ursa Major and the timing of expected business milestones; the effects of competition on Ursa Major’s business; the ability of Mach X to execute its growth strategy, manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; the ability of Mach X to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination and as a result of becoming a public company; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive.

You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the final prospectus for Mach X’s initial public offering, in the Registration Statement when available and in the other documents filed or to be filed by Mach X with the SEC. There may be additional risks that Mach X and Ursa Major presently do not know or that Mach X and Ursa Major currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Mach X’s and Ursa Major’s expectations, plans or forecasts of future events and views as of the date of this communication. Mach X and Ursa Major anticipate that subsequent events and developments will cause their assessments to change. However, while Mach X and Ursa Major may elect to update these forward-looking statements in the future, Mach X and Ursa Major specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Mach X’s or Ursa Major’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.